[redacted]

08002612

ZURICH®

SEC Mail Processing Section

APR 21 2008

Washington, DC
104

Disclosure of shareholdings by UBS Fund Management in accordance with Swiss Stock Exchange Law

SUPPL

Zurich, April 15, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per April 7, 2008 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by UBS Fund Management (Switzerland) AG, P.O. Box, 4002 Basel, Switzerland (UBS Fund Management) on April 11, 2008. According to this notification, UBS Fund Management has exceeded the threshold of 3 percent of voting rights on Zurich with purchase positions.

PROCESSED
MAY 21 2008
THOMSON REUTERS

1. The reported purchase positions on registered Zurich shares include:
   - 4,427,824 registered shares

   This equals a purchase position of 3.04% of the share capital and the voting rights of Zurich entered in the commercial register.

2. Contact details: Dominik Bieri, EUR1 – 3.2315 WNGW-LB6, P.O. Box, 8098 Zurich, phone: +41 (0)44 239 62 08.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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Disclosure of shareholdings by UBS Fund Management in accordance with Swiss Stock Exchange Law

Zurich, April 17, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per April 9, 2008 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by UBS Fund Management (Switzerland) AG, P.O. Box, 4002 Basel, Switzerland (UBS Fund Management) on April 15, 2008. According to this notification, UBS Fund Management has fallen below the threshold of 3 percent of voting rights on Zurich with the sale of purchase positions.

Furthermore, UBS Fund Management notified Zurich on April 16, 2008 that it has exceeded the threshold of 3 percent of voting rights on Zurich with purchase positions again on April 10, 2008. The reported purchase position includes 4,426,964 registered shares or 3.04% of the share capital and the voting rights of Zurich entered in the commercial register.

Contact details: Dominik Bieri, EUR1 – 3.2315 WNGW-LB6, P.O. Box, 8098 Zurich, phone: +41 (0)44 239 62 08.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference SWM/bc
Date April 18, 2008

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 35 22
Dir. fax +41 (44) 625 15 22
susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following notes:

- "Disclosure of shareholdings by UBS Fund Management in accordance with Swiss Stock Exchange Law" dated April 15, 2008
- "Disclosure of shareholdings by UBS Fund Management in accordance with Swiss Stock Exchange Law" dated April 17, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Susanne Wolf-Mettier
Legal Adviser

Enclosures

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